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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For the three months ended March 31, 2002



                               GLOBAL SOURCES LTD.



              Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F      X                         Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b).


         YES                                      NO             X
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Exhibit 1      Year 2002 / 1st Quarter Results of Operations of GLOBAL SOURCES
               LTD.


Exhibit 2 Unaudited Selected Consolidated Financial Information of GLOBAL SOURCES LTD. at March 31, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



GLOBAL SOURCES LTD.




/s/ Eddie Heng
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By:   Eddie Heng, Director

Date: May 9, 2002